

October 23, 2023

Kirk Taylor
President and Chief Financial Officer
American Acquisition Opportunity Inc.
12115 Visionary Way
Fishers, Indiana 46038

      Re: American Acquisition Opportunity Inc.
           Form 10-K for the year ended December 31, 2022
           Filed March 22, 2023
           File No. 001-40233

Dear Kirk Taylor:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction

cc: Joan Guilfoyle